OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: January 31, 2005
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
--------        Washington, D.C. 20549                hours per response.... 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*



   Miersch         Edward           R.
   ------------------------------------------
   (Last)         (First)         (Middle)


   4716 Old Gettysburg Road, P.O. Box 2034
   ------------------------------------------
                  (Street)


   Mechanicsburg,     PA              17055
   ------------------------------------------
   (City)            (State)           (Zip)



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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an entity (voluntary)


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4. Statement (Month/Day/Year)

     February 10, 2003
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5. If Amendment, Date of Original (Month/Day/Year)

     /  /
-----------------------------------------------
6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

         Director               10% Owner
      X  Officer (give title    Other (specify
                     below)              below)
         President, NovaCare Rehabilitation Division
------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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
             Table I - Non-Derivative Securities Acquired, Disposed of, or
                                Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-   2A.      3.Transaction 4. Securities       5. Amount of     6. Ownership        7. Nature of
    (Instr. 3)            action   Deemed     Code           Acquired (A)        Securities       Form: Direct        Indirect
                          Date     Execution  (Instr. 8)     or Disposed of      Beneficially     (D) or Indirect     Beneficial
                          (Month/  Date, if                  (D) (Instr. 3,      Owned Follow-    (I) (Instr. 4)      Ownership
                          Day/     any                       4 and 5)            ing Reported                         (Instr. 4)
                          Year)    (Month/                                       Transaction(s)
                                   Day/                                          (Instr. 3 and 4)
                                   Year)
                                             Code   V        Amount  (A)or Price
                                                                      (D)




   Common Stock, par
   value $.01 per share  02/10/03             M             18,000   (A)    $ 6.51

   Common Stock, par
   value $.01 per share  02/10/03             S              1,000   (D)    $13.38

   Common Stock, par
   value $.01 per share  02/10/03             S              1,500   (D)    $13.41

   Common Stock, par
   value $.01 per share  02/10/03             S              1,200   (D)    $13.43

   Common Stock, par
   value $.01 per share  02/10/03             S                300   (D)    $13.44

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

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls,  warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number   6.Date        7.Title    8.Price  9.Number  10. Owner- 11.Nature
  Derivative   sion or    action  Deemed    tion       of         Exer-         and        of       of          ship      of
  Security     Exercise   Date    Execu-    Code       Deriv-     cisable       Amount     Deriv-   Deriv-      Form      Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative      and Ex-       of         ative    ative       of De-    ect
               Deriv-     Day/    Date, if   8)        Secur-     pira-         Under-     Secur-   Secur-      riva-     Bene-
               ative      Year)   any                  ities      tion          lying      ity      ities       tive      ficial
               Security           (Month/              Ac-        Date          Secur-     (Instr.  Bene-       Secu-     Owner-
                                  Day/Year)            quired     (Month/       ities      5)       ficially    rity:     ship
                                                       (A) or     Day/          (Instr.             Owned Foll- Direct    (Instr.
                                                       Disposed   Year)         3 and 4)            owing Re-   (D) or    4)
                                                       of (D)                                       ported      Indirect
                                                       (Instr.                                      Tranac-     (I)
                                                       3, 4 and                                     tion(s)     (Instr.
                                                       5)                                           (Instr. 4)    4)

                                             Code V    (A) (D)    Date   Ex-    Title Amount
                                                                  Ex-    pir-         or
                                                                  ercis- ation        Number
                                                                  able   Date         of
                                                                                      Shares
Non-qualified Stock
  Options
(right to buy)  $ 6.51   02/10/03             M            18,000  (1)   12/31/09 Com- 18,000        81,073
                                                                                  mom
                                                                                  Stock
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
  Explanation  of  Responses:

     (1) The original option grant of 165,121 options vests over 5 years in equal parts of 1/5th of the total per year, the third installment of which vested on 01/01/03.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                           /s/ Edward R. Miersch                 2/11/03
                        ---------------------------------     ---------------
                         ** Signature of Reporting Person         Date

Edward R. Miersch                        Select Medical Corporation - NYSE (SEM)
4716 Old Gettysburg Road, P.O. Box 2034                       February 10, 2003
Mechanicsburg, PA 17055


Table I - Non-Derivative Securities Acquired, Disposed of, or
                        Beneficially Owned (cont.)
----------------------------------------------------------------------------------------------------------------------------------


 Title of Security  Trans-  Deemed       Transaction    Securities          Amount of        Ownership Form:   Nature of
                    action  Execution    Code           Acquired (A)        Securities       Direct (D) or     Indirect
                    Date    Date, if                    or Disposed of      Beneficially     Indirect (I)      Beneficial
                    (Month/ any (Month/                 (D)                 Owned Follow-                      Ownership
                    Day/    Day/Year)                                       ing Report-
                    Year)                                                   ed Trans-
                                                                            action(s)

                                          Code   V      Amount (A)or Price
                                                                (D)

Common Stock,     02/10/03                 S            2,000   (D)  $13.46
 par value
 $.01 per share

Common Stock,     02/10/03                 S              900   (D)  $13.49
 par value
 $.01 per share

Common Stock,     02/10/03                 S              200   (D)  $13.50
 par value
 $.01 per share

Common Stock,     02/10/03                 S              400   (D)  $13.52
 par value
 $.01 per share

Common Stock,     02/10/03                 S              600   (D)  $13.55
 par value
 $.01 per share

Common Stock,     02/10/03                 S            1,400   (D)  $13.56
 par value
 $.01 per share

Common Stock,     02/10/03                 S            2,200  (D)   $13.57
 par value
 $.01 per share

Common Stock,     02/10/03                 S              800   (D)  $13.58
 par value
 $.01 per share

Common Stock,     02/10/03                 S              300   (D)  $13.59
 par value
 $.01 per share

Common Stock,     02/10/03                 S            2,300   (D)  $13.61
 par value
 $.01 per share

Common Stock,     02/10/03                 S            1,900   (D)  $13.62
 par value
 $.01 per share

Common Stock,     02/10/03                 S            1,000   (D)  $13.63     2,419         (D)
 par value
 $.01 per share



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


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